UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 31, 2026 (ET), Carbon Revolution Public Limited Company (the “Company”) (CREV) announced that UMB Bank, National Association (the “Petitioner”), acting by its lawfully appointed attorney, OIC Structured Equity Fund I GPFA Range, LLC (“OIC”), filed a petition with the High Court of Ireland seeking orders for the winding up of, and the appointment of liquidators to, the Company pursuant to section 569(1)(d) of the Companies Act 2014 (as amended) of Ireland on the grounds that the Company is unable to pay its debts.

Subsequently, on July 31, 2026 (ET), and following an ex parte application made by the Petitioner (acting by its lawfully appointed attorney, OIC), the High Court of Ireland made orders for the appointment of Nicholas O’Dwyer and Colm Dolan, each of Grant Thornton Ireland, to act as joint liquidators of the Company on a provisional basis pending the hearing of the winding up petition, which is scheduled for October 19, 2026 (ET) in Dublin, Ireland.

As disclosed in the Company’s Report on 6-K dated May 18, 2026, the Company’s then-wholly owned Australian subsidiaries emerged from Voluntary Administration in Australia. Such Australian subsidiaries included Carbon Revolution Pty Ltd and Carbon Revolution Operations Pty Ltd (the “Australian Subsidiaries”).

As a result of the Voluntary Administration, the Company no longer holds any equity interest in the Australian Subsidiaries or their businesses and, accordingly, has only minimal assets or operations and no ability to pay its debts. Following the completion of the Voluntary Administration, OIC is the Company’s principal stockholder and the Petitioner is the Company’s principal creditor.

As also previously disclosed, the Company and its Australian Subsidiaries entered into a Restructuring Support Agreement with substantially all its senior secured lenders, who agreed to the financial recapitalization of Carbon Revolution’s business in Australia pursuant to the Voluntary Administration. Such Restructuring Support Agreement also provides for funding from OIC for the liquidation in accordance with Irish law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: July 31, 2026
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel